Exhibit 99.(d)

Exhibit D

ATTENTION GROUND ROUND SHAREHOLDERS!

Are you a Ground Round Restaurant Shareholder? Are you aware of the current tender offer to shareholders for $1.65 per share by Boston Ventures? Are you aware that Boston Ventures will be replacing current CEO and Chairman Dan Scoggin (renowned founder of TGI Friday’s Restaurants) with new management? How do you feel about these changes? We would like to know.

Do you agree with what is happening? Do you think that $1.65 per share is a fair price? Let us know how you feel. All comments will be kept completely confidential.

We are not affiliated with Boston Ventures and are licensed franchise operators of Ground Round Restaurants.

Please contact us at our e-mail address jdtag@aol.com.

Thank you for your time and Good Luck!